3/24/2004

SECURI 04017547 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CLINTON AVENUE NE SUITE 707
(No. and Street)

HUNTSVILLE (City) ALABAMA (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY L. SMITH (256) 539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BYRD, SMALLEY, EVANS, & ADAMS, PC
(Name – *if individual, state last, first, middle name*)

237 JOHNSTON STREET SE (Address) DECATUR (City) ALABAMA (State) 35601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY L. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & ASSOCIATES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

My Commission Expires 11/8/2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S. & ASSOCIATES, INC.
TABLE OF CONTENTS

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA

To the Board of Directors
G.L.S. & Associates, Inc.
Huntsville, Alabama

We have audited the accompanying statements of financial condition of G.L.S. & Associates, Inc. as of December 31, 2003 and 2002, and the related statements of income and changes in financial condition and the statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's managment. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Smalley, Evans, & Adams, PC

February 18, 2004

G.L.S. & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$ 87,483	$ 65,069
Accounts receivable	38,764	46,617
Clearance account	-	15,200
Total Current Assets	126,247	126,886
Fixed Assets		
Equipment, net of depreciation	22,408	9,656
Other Assets		
Shareholder receivable	1,000	1,000
Non-marketable securities	1,100	1,100
Total Other Assets	2,100	2,100
TOTAL ASSETS	$ 150,755	$ 138,642
LIABILITIES AND EQUITY		
Current Liabilities		
Payable to brokers	$ 23,646	$ 28,436
Accounts payable and accrued liabilities	32,955	47,093
Shareholder loan	-	10,791
Total Current Liabilities	56,601	86,320
Equity		
Common stock	1,000	1,000
Retained earnings	93,154	51,322
Total Equity	94,154	52,322
TOTAL LIABILITIES AND EQUITY	$ 150,755	$ 138,642

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF INCOME AND CHANGES IN FINANCIAL CONDITION
For the year ended December 31, 2003 and 2002

	2003	2002
INCOME		
Commissions income	$ 849,353	$ 523,213
RIA income	136,794	215,239
Trails income	303,680	204,351
TOTAL INCOME	1,289,827	942,803
OPERATING EXPENSES		
Salaries and commissions	877,864	645,466
Payroll taxes	40,632	37,202
Employee benefits	84,333	36,226
Rent	70,819	67,164
Insurance	39,553	39,944
Office expenses	31,842	26,297
Advertising	34,046	21,740
Meals and entertainment	6,449	8,662
Fees and subscriptions	8,620	13,930
Licenses and taxes	2,411	1,934
Telephone	10,761	11,154
Sales training	21,379	2,811
Accounting	4,070	4,296
Repairs and maintenance	3,622	4,623
Depreciation	4,472	4,476
Miscellaneous	2,716	4,669
TOTAL OPERATING EXPENSES	1,243,589	930,594
INCOME FROM OPERATIONS	46,238	12,209
OTHER INCOME (EXPENSES)		
Investment Gain (Loss)	4,370	(1,200)
Interest expense	(1,969)	(1,911)
TOTAL OTHER INCOME (EXPENSES)	2,401	(3,111)
INCOME BEFORE INCOME TAXES	48,639	9,098
PROVISION FOR INCOME TAXES	(6,807)	(3,575)
NET INCOME	41,832	5,523
RETAINED EARNINGS, BEGINNING OF YEAR	51,322	45,799
RETAINED EARNINGS, END OF YEAR	$ 93,154	$ 51,322

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 41,832	$ 5,523
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,472	4,476
(Increase) decrease in accounts receivable	7,853	24,469
(Increase) decrease in other assets	-	(9,077)
Increase (decrease) in accounts payable	(18,930)	(8,676)
(Gain) loss on disposal of property	(4,370)	-
Total adjustments	(10,975)	11,192
Net cash provided (used) by operating activities	30,857	16,715
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for the purchase of property	(17,223)	(2,240)
Cash payments to purchase stock	(60,924)	-
Cash proceeds from the sale of stock	80,495	-
Net cash provided (used) by investing activities	2,348	(2,240)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from shareholder loan	-	10,791
Principal payments on long-term debt	(10,791)	-
Net cash provided (used) by financing activities	(10,791)	10,791
Net increase (decrease) in cash and equivalents	22,414	25,266
Cash and equivalents, beginning of year	65,069	39,803
Cash and equivalents, end of year	$ 87,483	$ 65,069

Supplemental disclosures of cash flow information:

Cash paid during the year for:

	2003	2002
Interest expense	$ 1,969	$ 1,397
Income Tax	$ 3,575	$ 2,947

The accompanying notes are an integral part of these financial statements.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

G.L.S. & Associates, Inc. was established in 1990. In November 1999, the company became a limited broker dealer.

Basis of Accounting: The company prepares its financial statements using generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment: Property and equipment are state at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Cash: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

NOTE 2 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2003 and 2002:

	2003	2002
Mutual Fund Commissions	$ 959	$ 7,221
Registered Investment Advisor Commissions	21,999	7,904
Stock Trade Commission	420	1,801
Variable Annuity Commissions	7,803	1,819
Trails Commissions	7,583	27,872
Total Accounts Receivable	$38,764	$46,617

All commissions are deemed collectible by management, therefore, there is no allowance for doubtful accounts.

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2003 and 2002:

	2003	2002
Equipment and furnishings	$ 40,227	$23,003
Less: Accumulated Depreciation	(17,819)	(13,347)
Total Property and Equipment	$ 22,408	$ 9,656

NOTE 4 INVESTMENTS

The company holds 100 shares of NASD common stock. This stock was purchased in a private placement; therefore, the market value is not readily determinable.

The company invests excess funds in short-term investments and maintains an investment account to satisfy a required minimum balance. These investments resulted in a gain in 2003 of $4,370 and a loss in 2002 of $1,200.

NOTE 6 STOCKHOLDER'S EQUITY

The Company has authorized 1,000 shares of $1 par value common stock. It has issued at December 31, 2002, 1,000 shares, all of which are outstanding.

NOTE 7 RETIREMENT PLAN

The company sponsors a retirement plan for the employees. Employees are allowed to contribute up to $11,000 of compensation, and the company matches up to four percent. The Company contributed $60,029 and $23,074 for the years ended December 31, 2003 and 2002, respectively.

NOTE 8 CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from its customers is affected by economic fluctuations related to this industry.

The Company maintains cash balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Corporation insures accounts up to $100,000 at each institution. At December 31, 2003, the Company had uninsured cash balances of $108,893.

NOTE 9 INCOME TAXES

The Company files its income tax returns on the cash basis of accounting as allowed by the Internal Revenue Service. As a result of the difference in basis of accounting for tax purposes and book purposes, a deferred tax issue is created; however, the amounts of the deferred tax is immaterial to the financial statements.

NOTE 10 RELATED PARTY TRANSACTIONS

The Company borrowed $10,277 from the only shareholder of the corporation. The Company will pay the amount to the shareholder at a 6% interest rate. This loan was repaid during 2003.

NOTE 11 LEASES

The Company leases its office facilities in Huntsville, Alabama. The current lease that expired February 28, 2001, has been extended an additional thirty-six months. The monthly lease payments through February 28, 2001 are $4,902. The monthly lease payments from March 1, 2001 through February 28, 2002 will be $4,978. The monthly lease payments from March 1, 2002 through February 28, 2003 will be $5,126. The monthly lease payments from March 1, 2003 through February 28, 2004 will be $5,126. The monthly lease payments from March 1, 2003 through February 28, 2004 will be $5,275. Rent expense for December 2003 and 2002 was $70,819 and $67,164, respectively.

Future minimum rental payments are as follows:

December 31, 2004	10,550

SUPPLEMENTARY INFORMATION

G.L.S. & Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2003 and 2002

	2003	2002
Total ownership equity from Statement of Financial Condition	$ 94,154	$ 52,322
Deduct ownership equity not allowable for Net Capital	-	-
Total ownership equity qualified for Net Capital	94,154	52,322
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Property and equipment, net	22,408	9,656
Accounts Receivable--Commissions	808	1,230
NASD Common Stock	1,100	1,100
Due from Stockholder	1,000	1,000
Total Nonallowable assets from Statement of Financial Condition	25,316	12,986
Net Capital	68,838	39,336
Net Capital Requirement	5,000	5,758
Excess Net Capital	$ 63,838	$ 33,578

See accountant's report and notes to financial statements

G.L.S. & Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2003 and 2002

	2003	2002
Total liabilities from Statement of Financial Condition	$ 56,601	$ 86,320
Less: Non-Aggregate Indebtedness	-	-
Total Aggregate Indebtedness	$ 56,601	$ 86,320

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
December 31, 2003 and 2002

	2003	2002
Balance, Beginning of Period	$ -	$ -
Increases (decreases)	-	-
Balance, End of Period	$ -	$ -

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
December 31, 2003 and 2002

	2003	2002
Ownership Equity, beginning of period	$ 52,322	$ 46,799
Net Income (Loss)	41,832	5,523
Ownership Equity, end of period	$ 94,154	$ 52,322

See accountant's report and notes to financial statements

G.L.S. & ASSOCIATES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION

December 31, 2003

Line	Description	As Originally Reported	As Audited	Difference	Explanation
BALANCE SHEET					
2	Receivables from Brokers	31,181	38,764	7,583	Trails receivable were not recorded
10	Property, Furniture	9,656	22,408	12,752	Depreciation was computed using accelerated methods
14	Payable to Brokers	19,020	23,645	4,625	Trails commission payable was not recorded
17	Accounts Payable, accrued liabilities, expenses & other	36,293	32,955	(3,338)	Income tax provision was adjusted due to audit adjustments
STATEMENT OF INCOME					
1c	All other securities commissions	156,052	163,635	7,583	Trails receivable were not recorded
15	Other Expenses	151,979	139,312	(12,667)	See above changes for depreciation and income tax estimated tax penalty
18	Provision for Federal income tax	19,879	6,807	(13,072)	See above changes for income tax provision

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital increased by $7,295

See accountants report and notes to financial statements

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA

Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In planning and performing our audit of the financial statements of G.L.S. & Associates, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(11) and the reserve required by rule 15c3-3(e)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited my occur and not be detected within a timely period by employees in the normal course of

performing their assigned function. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Byrd, Smalley, Evans & Adams, P.C.

Byrd, Smalley, Evans, Adams & Johnson, P.C.
Decatur, Alabama
February 18, 2004